

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

August 8, 2017

Via E-mail
Thomas Cianelli
Senior Vice President, Treasurer
USAA Acceptance, LLC
c/o Wells Fargo Delaware Trust Company, National Association
919 Market Street, Suite 1600
Wilmington, Delaware 19801

> **Re:** **USAA Auto Owner Trust 2014-1**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 333-184646-01**

Dear Mr. Cianelli:

We have reviewed your filing and have the following comment. Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Exhibit 31

1. We note that the certification filed as Exhibit 31 includes the version of paragraph four that is to be used when the servicer signs the annual report on Form 10-K; however, it appears that the depositor signed the Form 10-K. Please amend your Form 10-K to provide a certification that includes the correct version of paragraph four. See footnote two to Item 601(b)(31)(ii) of Regulation S-K. Please also confirm that, in future filings for this and any other transaction for which you are the depositor, the certifications you file will conform to the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3262 with any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Stuart Litwin, Esq., Mayer Brown LLP
         Michael Broker, Esq., USAA